February 4, 2025

Louis J. Torchio
President and CEO
Northwest Bancshares, Inc.
3 Easton Oval Street, Suite 500
Columbus, OH 43219

        Re: Northwest Bancshares, Inc.
            Registration Statement on Form S-4
            Filed January 27, 2025
            File No. 333-284511
Dear Louis J. Torchio:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Christian Gonzalez, Esq.